As filed with the Securities and Exchange Commission on February 6, 2007

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2

                                       TO

                                   FORM N-8B-2

                               FILE NO. 811-03965

                 REGISTRATION STATEMENT OF UNIT INVESTMENT TRUST

         Pursuant to Section 8(b) of the Investment Company Act of 1940


 MERRILL LYNCH FUND OF STRIPPED ("ZERO") U.S. TREASURY SECURITIES AND SUBSEQUENT
                            OR SIMILAR SERIES THEREOF
















              NOT THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES




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I.   ORGANIZATION AND GENERAL INFORMATION

     2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

         Fixed Income Securities, L.P. ("FIS")
         18925 Base Camp Road
         Monument, Colorado  80132
         Internal Revenue Service Employer Identification Number is:  20-0532180

     3. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

         The Bank of New York
         2 Hanson Place, 12th Floor
         Brooklyn, New York 11217
         Internal Revenue Service Employer Identification Number is:  13-4941102

     4. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

         Fixed Income Securities, L.P.
         18925 Base Camp Road
         Monument, Colorado  80132
         Internal Revenue Service Employer Identification Number is:  20-0532180

    23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

         No bonding arrangement exists for individual officers, directors or employees. Fixed Income Securities, L.P. is covered by a securities dealers fidelity bond in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh, PA.

III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

Organization and Operations of Depositor

    25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.




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         Fixed Income Securities, L.P. is a limited partnership organized under the laws of Texas on December 29, 2003.

    27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacities, state the date of and circumstances surrounding such cessation.

           Fixed Income Securities, L.P. is a broker-dealer and investment adviser specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. FIS is a registered broker-dealer and investment adviser, a member of the National Association of Securities Dealers, Inc. (NASD) and Securities Investor Protection Corporation (SIPC) and a registrant of the Municipal Securities Rulemaking Board (MSRB).

Officials and Affiliated Persons of Depositor

    28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

              Reference is made to Exhibit (A)(6)(b) and Exhibit E filed herewith.

         (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

              Reference is made to Exhibit E filed herewith.

    29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

         Reference is made to Item 28(a).




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                              FINANCIAL STATEMENTS

Financial Statements of the Depositor

     1.   Balance Sheet

     2.   Profit and Loss Statement

Reference is made to Form X-17A-5 filed by Fixed Income Securities, L.P. (File No. 8-51509) as filed on February 23, 2006.



























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                                    EXHIBITS

The following exhibits are filed herewith:

Exhibit A(6)(a)

     Certificate of Limited Partnership of FIS. Reference is made to Exhibit A(6)(a) to the Registration Statement on Form N-8B-2 for Advisor's Disciplined Trust (File No. 811-21056) as filed on March 22, 2006.

Exhibit A(6)(b)

     Agreement of Limited Partnership of FIS. Reference is made to Exhibit A(6)(b) to the Registration Statement on Form S-6 for Advisor's Disciplined Trust (File No. 811-21056) as filed on March 22, 2006.

Exhibit A(6)(c)

     Articles of Organization of the General Partner of FIS. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust 73 (File No. 333-131959) as filed on March 16, 2006.

Exhibit A(6)(d)

     Operating Agreement of the General Partner of FIS.  Reference is made to
     Exhibit 1.5 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust 73 (File No. 333-131959) as filed on March 16, 2006.

Exhibit A(11)

     Code of Ethics of Trust and FIS. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust 73 (File No. 333-131959) as filed on March 16, 2006.

Exhibit E

     Information regarding partners and officers of FIS. Reference is made to Exhibit E to the Registration Statement on Form N-8B-2 for Advisor's Disciplined Trust (File No. 811-21056) as filed on May 28, 2004.







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                                   SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, the Depositors of the registrant have caused this Amendment No. 2 to the registration statement to be duly signed on behalf of the registrant in the city of Monument and state of Colorado on the 6th day of February, 2007.

                                Merrill Lynch Fund of Stripped ("Zero") U.S.
                                    Treasury Securities and subsequent or
                                    similar series thereof

                                By:   FIXED INCOME SECURITIES, L.P.,






                                By:   FIXED INCOME SECURITIES, L.P.


                                By:         /s/ ALEX R. MEITZNER
                                   --------------------------------------------
                                           Alex R. Meitzner
                                        Senior Vice President












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